Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 28, 2024

Reference is made to the circular (the “Circular”) of KANZHUN LIMITED (the “Company”) incorporating, amongst others, the notice (the “Notice”) of the annual general meeting of the Company (the “AGM”) dated May 22, 2024. Unless the context requires otherwise, the capitalized terms used herein shall have the same meanings as those defined in the Circular.

The board of directors (the “Board”) of the Company is pleased to announce that at the AGM held on June 28, 2024, the Notice of which was given to the Shareholders on May 22, 2024, all the proposed resolutions as set out in the Notice were taken by poll. The poll results in respect of the resolutions proposed at the AGM are as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2023 and the reports of the Directors and independent auditor thereon.	Class A Ordinary Shares	409,860,292 (99.301316%)	2,883,776 (0.698684%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,802,026,062 (99.840226%)	2,883,776 (0.159774%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
2.	To re-elect Mr. Peng Zhao as an executive Director.	Class A Ordinary Shares	168,655,308 (40.861958%)	244,088,760 (59.138042%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,560,821,078 (86.476401%)	244,088,760 (13.523599%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To re-elect Mr. Tao Zhang as an executive Director.	Class A Ordinary Shares	293,113,846 (71.015883%)	119,630,222 (28.984117%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,685,279,616 (93.371956%)	119,630,222 (6.628044%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To re-elect Ms. Xiehua Wang as an executive Director.	Class A Ordinary Shares	299,586,960 (72.584195%)	113,157,108 (27.415805%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,691,752,730 (93.730595%)	113,157,108 (6.269405%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To re-elect Mr. Yan Li as an independent non-executive Director.	Class A Ordinary Shares	293,609,706 (71.136021%)	119,134,362 (28.863979%)	412,744,068	412,744,068
		Class B Ordinary Shares	139,216,577 (100.000000%)	0 (0.000000%)	139,216,577	139,216,577
		TOTAL NUMBER (CLASS A & CLASS B)	432,826,283 (78.416149%)	119,134,362 (21.583851%)	551,960,645	551,960,645
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
6.	To re-elect Ms. Mengyuan Dong as an independent non-executive Director.	Class A Ordinary Shares	406,021,712 (98.371302%)	6,722,356 (1.628698%)	412,744,068	412,744,068
		Class B Ordinary Shares	139,216,577 (100.000000%)	0 (0.000000%)	139,216,577	139,216,577
		TOTAL NUMBER (CLASS A & CLASS B)	545,238,289 (98.782095%)	6,722,356 (1.217905%)	551,960,645	551,960,645
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
7.	To authorize the Board to fix the remuneration of the Directors.	Class A Ordinary Shares	411,188,776 (99.623182%)	1,555,292 (0.376818%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,803,354,546 (99.913830%)	1,555,292 (0.086170%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
8.	To grant a general mandate to the Directors to issue, allot and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) not exceeding 15% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution.	Class A Ordinary Shares	123,001,858 (29.801000%)	289,742,210 (70.199000%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,515,167,628 (83.946998%)	289,742,210 (16.053002%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
9.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs not exceeding 10% of the total number of issued Shares (excluding any Treasury Shares) as at the date of passing of this resolution.	Class A Ordinary Shares	412,505,766 (99.942264%)	238,302 (0.057736%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,804,671,536 (99.986797%)	238,302 (0.013203%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)		TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST
10.	To extend the general mandate granted to the Directors to issue, allot and deal with additional Class A Ordinary Shares (including any sale and/or transfer of Treasury Shares) in the capital of the Company by the aggregate number of the Shares and/or ADSs repurchased by the Company.	Class A Ordinary Shares	135,036,086 (32.716663%)	277,707,982 (67.283337%)	412,744,068	412,744,068
		Class B Ordinary Shares	1,392,165,770 (100.000000%)	0 (0.000000%)	139,216,577	1,392,165,770
		TOTAL NUMBER (CLASS A & CLASS B)	1,527,201,856 (84.613748%)	277,707,982 (15.386252%)	551,960,645	1,804,909,838
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
11.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2024.	Class A Ordinary Shares	412,715,430 (99.993062%)	28,638 (0.006938%)	412,744,068	412,744,068
		Class B Ordinary Shares	139,216,577 (100.000000%)	0 (0.000000%)	139,216,577	139,216,577
		TOTAL NUMBER (CLASS A & CLASS B)	551,932,007 (99.994812%)	28,638 (0.005188%)	551,960,645	551,960,645
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

Notes:

(a)	As a simple majority of the valid votes held by Shareholders (including proxies and authorized representatives) attending the AGM were cast in favour of each of the resolutions numbered 1 to 11 above, such resolutions were duly passed as ordinary resolutions.

(b)	As of the Share Record Date, the issued and outstanding shares of the Company comprised 749,249,243 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares (excluding the 11,687,684 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans as of the Share Record Date that were not eligible for voting).

(c)	Futu Trustee Limited, being the trustee holding unvested Shares under the Post-IPO Share Scheme, held 619,898 Class A Ordinary Shares as of the Share Record Date. Except for Futu Trustee Limited which was required under Rule 17.05A of the Listing Rules to abstain from voting on matters that require Shareholders’ approval under the Listing Rules, no other Shareholder is required to abstain from voting in respect of any of the proposed resolutions at the AGM. None of the Shareholders have stated their intention in the Circular to vote against or to abstain from voting on any of the proposed resolutions at the AGM. There were no Shares entitling the holders to attend and abstain from voting in favour of any resolution at the AGM as set out in Rule 13.40 of the Listing Rules.

(d)	Accordingly, the total number of shares of the Company entitling the holder to attend and vote on the resolutions at the AGM was 887,845,922 Shares, comprising 748,629,345 Class A Ordinary Shares and 139,216,577 Class B Ordinary Shares.

(e)	According to the Articles of Association, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM in respect of the resolutions numbered 1 to 4 and 7 to 10 on the proposed receipt and adoption of the audited consolidated financial statements, reports of the Directors and independent auditor, the proposed re-election of executive Directors, the proposed authority for the Board to fix the remuneration of the Directors of the Company, the proposed Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), and the proposed Repurchase Mandate contemplated thereunder. Each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM in respect of the resolutions numbered 5, 6 and 11 on the proposed re-election of independent non-executive Directors and the proposed re-appointment of auditor.

(f)	The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

(g)	In accordance with Rule 13.39(5A) of the Listing Rules, the executive Directors, namely Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang; the non-executive Director, namely Mr. Haiyang Yu; and the independent non-executive Directors, namely Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong have attended the AGM in person or by electronic means.

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 28, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li and Ms. Mengyuan Dong as the independent non-executive Directors.